FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....Ö.....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ...... No...Ö..

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MATERIAL FACT

Celulosa Arauco y Constitución S.A.

Securities Registry Registration No. 42

Santiago (Chile), November 30, 2015

Mr.

Carlos Pavez Tolosa

Superintendent

Superintendency of Securities and Insurance

Avda. Libertador Bernardo O’Higgins 1449

Dear Sir,

The undersigned, on behalf of the corporation (sociedad anónima) named Celulosa Arauco y Constitución S.A., henceforth the “Company” or “Arauco”, both domiciled in the Metropolitan Region of Chile, Avenida El Golf No. 150, Floor 14, Commune of Las Condes, registered in the Chilean Securities Registry under No. 42, Chilean Tax Identification No. 93.458.000-1, duly empowered for these purposes, hereby communicates the following material information in relation to the Company and its business, pursuant to article 9 and second paragraph of article 10, both of Law No. 18,045, and Regulation of General Application (Norma de Carácter General) No. 30, issued by this Superintendency:

As of today, Arauco, through its subsidiary Inversiones Arauco Internacional Limitada, has executed with Sonae Industria (“Sonae”) a Share Subscription Agreement under which the subscription of a percentage equivalent to 50% of the shares of a Spanish subsidiary of Sonae, currently named Tafisa, which would change its name to “Sonae Arauco,” was agreed. The balance percentage will remain controlled by Sonae, with which a Shareholders Agreement would be executed.

The above mentioned Share Subscription Agreement is subject to satisfaction of certain conditions precedent set forth in such agreement, among others, the approval of the relevant antitrust authorities, the restructuring of the total debt of the companies that will remain under the control of the future Sonae Arauco (which would leave Sonae Arauco with a total debt of approximately €220 to 230 million – two hundred twenty to two hundred thirty millions of Euros), the corporate restructuring that incorporates to the group of the future Sonae Arauco, companies that are of Arauco’s interest and that are currently under the control of Sonae, and the transfer to Sonae of certain companies that are currently under the control of Tafisa, and that are not in the joint venture’s interest.

It is expected that the transaction will close during the first semester of next year, once the above mentioned conditions precedent have been satisfied.

The price agreed upon for the subscription of 50% of the shares of the future Sonae Arauco is the amount of €137,500,000 (one hundred thirty seven million and five hundred thousand Euros), which would be paid at the closing of the transaction.

Once the transaction is materialized, Sonae Arauco and its subsidiaries will produce and market wood panels, of the type of OSB, MDF and PB, and sawn timber through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 in South Africa.

In the aggregate, the production capacity of Sonae Arauco, after the restructurings mentioned, would be of approximately 460,000 m3 of OSB; 1,450,000 m3 of MDF; 2,270,000 m3 of particle boards and 100,000 m3 of sawn timber.

Arauco expects that this transaction, once materialized, will have positive effects on the Company’s results, notwithstanding that such effects are not currently quantifiable.

Yours sincerely,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.

- Santiago Stock Exchange (Bolsa de Comercio de Santiago). La Bolsa Nº 64, Santiago

- Chilean Electronic Stock Exchange (Bolsa Electrónica de Chile). Huérfanos 770, piso 14, Santiago

- Valparaíso Stock Exchange (Bolsa de Valores de Valparaíso). Casilla 218-V, Valparaíso

- Bondholders’ Representative (Representante de Tenedores de Bonos) (Banco Santander). Bandera 140, Santiago

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)
Date: November 30, 2015	By:	/s/ Matías Domeyko Cassel
Name: Matías Domeyko Cassel
Title: Chief Executive Officer